Exhibit 99.1

April 2, 2018

NUTRIEN ANNOUNCES RESULTS OF EARLY TENDERS AND AMENDMENTS TO EXCHANGE OFFERS

Nutrien Ltd. (“Nutrien”) announced today that, as of 5:00 p.m. New York City time, on March 30, 2018 (the “Early Tender Time”), the aggregate principal amounts of each series of notes or debentures listed in the table below had been validly tendered and not validly withdrawn. The notes and debentures, issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) or Agrium Inc. (“Agrium”), as applicable, each of which is a wholly owned subsidiary of Nutrien, were tendered in connection with Nutrien’s previously announced offers to exchange all such notes or debentures, as applicable, for new notes to be issued by Nutrien (collectively, the “Nutrien Notes”), and the related consent solicitations to amend the terms of the notes and debentures. The prospectus supplement relating to the issuance of the Nutrien Notes in the exchange offers (the “prospectus supplement”), together with a base shelf prospectus, form part of Nutrien’s registration statement on Form F-10, as amended (the “registration statement”) that became effective on March 12, 2018.

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged	CUSIP No.	Aggregate Principal Amount Tendered and Consents Received as of the Early Tender Time	Percentage of Total Outstanding Principal Amount of Such Series of Existing Notes Tendered and Consenting as of the Early Tender Time
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	$455,036,000	91.01%

$500,000,000	4.875% Senior Notes due 2020	73755LAH0	$454,020,000	90.80%

$750,000,000	3.625% Senior Notes due 2024	73755LAL1	$702,689,000	93.69%

$500,000,000	3.000% Senior Notes due 2025	73755LAM9	$440,028,000	88.01%

$500,000,000	4.000% Senior Notes due 2026	73755LAN7	$411,596,000	82.32%

$500,000,000	5.875% Senior Notes due 2036	73755LAD9	$481,141,000	96.23%

$500,000,000	5.625% Senior Notes due 2040	73755LAK3	$451,382,000	90.28%

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Aggregate Principal Amount Tendered and Consents Received as of the Early Tender Time	Percentage of Total Outstanding Principal Amount of Such Series of Existing Debentures Tendered and Consenting as of the Early Tender Time
$500,000,000	6.750% Debentures due 2019	008916AH1	$459,883,000	91.98%

$500,000,000	3.150% Debentures due 2022	008916AK4	$466,062,000	93.21%

$500,000,000	3.500% Debentures due 2023	008916AL2	$489,771,000	97.95%

$550,000,000	3.375% Debentures due 2025	008916AP3	$530,872,000	96.52%

$125,000,000	7.800% Debentures due 2027	008916AC2	$39,515,000	31.61%

$450,000,000	4.125% Debentures due 2035	008916AQ1	$438,216,000	97.38%

$300,000,000	7.125% Debentures due 2036	008916AG3	$289,903,000	96.63%

$500,000,000	6.125% Debentures due 2041	008916AJ7	$495,689,000	99.14%

$500,000,000	4.900% Debentures due 2043	008916AM0	$494,789,000	98.96%

$500,000,000	5.250% Debentures due 2045	008916AN8	$456,480,000	91.30%

The exchange offers and consent solicitations (together, the “exchange offers”) are being made pursuant to the terms and conditions set forth in the prospectus supplement. The exchange offers commenced on March 12, 2018 and, except as indicated below with respect to the exchange offer for the 7.800% Debentures due 2027 of Agrium (the “2027 Debentures”), will expire at 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, unless extended (the “expiration time”). The Nutrien Notes other than the 2027 Debentures are expected to be issued promptly on or about the second business day following the expiration time (the “settlement date”).

The withdrawal deadline for tendered PotashCorp notes and Agrium debentures was 5:00 p.m., New York City time, on March 23, 2018. As a result, tendered PotashCorp notes and Agrium debentures may not be withdrawn.

Nutrien also announced today amendments to each of the exchange offers to extend the period during which validly tendered (and not validly withdrawn) PotashCorp notes and/or Agrium debentures are eligible to receive the Early Participation Premium (as defined in the prospectus supplement) from 5:00 p.m., New York City time, on March 30, 2018 to 5:00 p.m., New York City time, on April 6, 2018. The Early Participation Premium consists of $50 principal amount of Nutrien Notes having an interest rate and maturity identical to the applicable series of PotashCorp Notes or Agrium accepted for exchange. The expiration time of each of the exchange offers, other than the exchange offer with respect to the 2027 Debentures, continues to be 12:00 midnight, New York City time, on April 6, 2018, unless extended.

In addition, Nutrien announced today an additional amendment with respect to the exchange offer for the 2027 Debentures. The amendment provides for:

(i) an increase in the consideration offered per $1,000 principal amount of 2027 Debentures tendered, as set forth in the table below; and

(ii) an extension of the expiration time of the exchange offer with respect to the 2027 Debentures from 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018 to 12:00 midnight (the last minute of the day), New York City time, on April 13, 2018, unless extended (the “2027 Debenture Expiration Time”).

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$5.00	$50	$1,000	$5.00

(1)	Consideration per $1,000 principal amount of 2027 Debentures validly tendered and accepted, subject to any rounding.
(2)	The term “Nutrien Notes” in this column refers to the series of Nutrien Notes of like maturity and coupon as the 2027 Debentures.
(3)	Includes the Early Participation Premium for 2027 Debentures validly tendered prior to 5:00 p.m., New York City time, on April 6, 2018 and not validly withdrawn.

Holders who have previously tendered their 2027 Debentures will receive the increased consideration set forth in the table above. The Nutrien Notes to be issued in exchange for the 2027 Debentures are expected to be issued promptly on or about the second business day following the 2027 Debenture Expiration Time (the “2027 Debenture Settlement Date”).

Other than the amendments described above, all terms and conditions in the prospectus supplement remain unchanged.

The Dealer Managers for the exchange offers are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets Brookfield Place 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843

The Exchange Agent and Information Agent for the exchange offers is:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck Toll-Free: (866) 745-0270 Collect: (212) 269-5550 Email: ntr@dfking.com

The exchange offers are being made pursuant to the terms and conditions set forth in Nutrien’s prospectus supplement filed in each of the provinces of Canada and with the U.S. Securities and Exchange Commission, dated March 12, 2018, as amended as of the date hereof, together with the accompanying base shelf prospectus, dated March 12, 2018. The prospectus supplement relating to the issuance of the Nutrien Notes in the exchange offers and the base shelf prospectus form part of the registration statement. You may obtain copies of these documents from any of the Dealer Managers at the addresses set forth above or on EDGAR at www.sec.gov. Before participating in the exchange offers, you should read these documents and the documents incorporated by reference therein for more complete information about Nutrien and the exchange offers.

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed in the prospectus supplement including, among other things, the receipt of the requisite consents with respect to the applicable series or class of PotashCorp notes or Agrium debentures, as described in the prospectus supplement.

All amounts referenced herein are in U.S. dollars. Dates and times are subject to extension.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers may be made only pursuant to the terms and conditions of the prospectus supplement and accompanying prospectus and the other related materials.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date and the 2027 Debenture Settlement Date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties are set forth in the prospectus supplement or in the relevant documents incorporated by reference in the accompanying prospectus, as applicable.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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